OSISKO DECLARES FOURTH QUARTER DIVIDEND

Ninth Consecutive Dividend

(Montreal, November 9, 2016) Osisko Gold Royalties Ltd (OR:TSX & NYSE) ("Osisko" or the "Company") is pleased to declare a fourth quarter 2016 dividend of CAD$0.04 per share. The dividend will be paid on January 16, 2017 to shareholders of record as of the close of business on December 31, 2016. For shareholders residing in the U.S.A., the U.S. dollar equivalent will be determined based on the noon rate published by the Bank of Canada on December 30, 2016.This dividend is an "eligible dividend" as defined in the Income Tax Act (Canada).

The Company also wishes to remind its Canadian shareholders that it has implemented a dividend reinvestment plan (the “Plan”). Shareholders who are residents of Canada may elect to participate in the plan in connection with the dividend to be paid on January 16, 2017 to shareholders on record as of December 31, 2016. The Company will issue the common shares from treasury at a 3% discount to the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date. Participation in the Plan is optional and will not affect shareholders’ cash dividends unless they elect to participate in the Plan. Quarterly dividends are only payable as and when declared by Osisko’s Board of Directors.

A complete copy of the Plan and the enrolment form are available on Osisko’s website at http://osiskogr.com/en/dividends/drip/. Shareholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Agent at 1-800-387-0825 (toll-free in Canada) or inquiries@canstockta.com.

Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in common shares under the Plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

This press release is not an offer or a solicitation of an offer of securities.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $393 million at September 30, 2016 and has distributed dividends to its shareholders during the past eight consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

This press release contains certain forward-looking statements with respect to Osisko which are not guarantees of performance. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. In this news release, these forward-looking statements include information pertaining to the fact that all conditions for payment of the dividend will be met and that such dividend will continue to be an “eligible dividend” as defined in the Income Tax Act (Canada). Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Corporation will remain favourable. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Corporation's most recent Annual Information Form filed on SEDAR and on EDGAR. The forward-looking information set forth herein reflects the Corporation’s expectations as at the date of this press release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko Gold Royalties:

Joseph de la Plante	Vincent Metcalfe
Vice President, Corporate Development	Vice President, Investor Relations
Tel. (514) 940-0670	Tel. (514) 940-0670
jdelaplante@osiskogr.com	vmetcalfe@osiskogr.com